

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02029910

DC
NO ACT
P.E 12-26-2001
1-08022

March 2, 2002

Richard E. Baltz
Arnold & Porter
555 Twelfth Street, N.W.
Washington, DC 20004-1206

Act 1934
Section
Rule 14A-8
Public Availability 3/2/2002

Re: CSX Corporation
Incoming letter dated December 26, 2001

Dear Mr. Baltz:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to CSX by the Mary F. Morse Family Trust. We also have received a letter from the proponent dated December 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

ORIGINAL

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 26, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Mary F. Morse Family Trust (the "Proponent"). A supporting statement accompanies the Proposal. A copy of the Proposal and supporting statement are attached to this letter as Exhibit A. The Proponent has asked the Company to include the Proposal and statement in support thereof in the Company's proxy statement for its 2002 annual shareholders meeting (the "2002 Proxy Materials").

The Company believes that the Proposal is excludable from the 2002 Proxy Materials under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"), on any of the following grounds:

- Rule 14a-8(i)(8), as relating to the election of the Company's Board of Directors;
- Rule 14a-8(i)(2), as violative of the proxy rules; and
- Rule 14a-8(i)(3), as violative of state law.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials. The Company respectfully requests that the Staff advise the Company that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Act, we hereby enclose for filing six (6) copies of this letter and its attachments.

I. The Proposal may be omitted under Rule 14a-8(i)(8) because it relates to election for membership of the Company's Board of Directors.

Rule 14a-8(i)(8) permits a company to omit a proposal which relates to the election for membership on such company's board of directors. The Commission has stated that the principal purpose of the exception relating to elections is to make clear that the shareholder proposal process is not the proper means for conducting election contests, since other sections of the proxy rules, including Rule 14a-11, are applicable. See Release No. 34-12598 (July 7, 1976). The Staff has consistently permitted omission of shareholder proposals that would impact the election of directors. See, e.g., Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (proposal calling for election of a certain individual to the board of directors); Masco Corp. (March 16, 1998) (proposal calling for replacement of outside directors); Boykin Lodging Company (March 22, 2000) (proposal calling for equal access on proxy cards of sharholder-nominees to board of directors).

The Proposal requests that the Company change the format of its proxy materials in two areas: (i) allowing shareholders to vote against directors, by removing the word "EXCEPT" and replacing it with the word "AGAINST" and (ii) removing the statement in the proxy materials informing shareholders that all authorized but non-voted proxies will be voted at the discretion of management of the Company.

By proposing that shareholders be permitted to vote against the Company's director-nominees, the Proponent is clearly attempting to affect the upcoming election of members of the Company's Board of Directors. The Proposal is the Proponent's attempt to change the Company's voting structure which, the Proponent alleges, "has benefited Management and Directors in their determination to stay in office by whatever means." Moreover, the Proponent's presumed request to prevent the Company from voting authorized but non-voted proxies also would have the clear effect of influencing the election of the Company's Board of Directors. The Company, like virtually every other company in the United States and in compliance with the Commission's proxy rules, assumes that a shareholder that signs a proxy card but does not vote, wishes to have such shares voted by the Company. The Company in its proxy card provides shareholders the mechanism to abstain from voting for shareholders who would like to be counted as present but would prefer to abstain from voting on one or more issues. If the Company were not allowed to vote authorized but non-voted proxy cards, not only would the change violate the Commission's proxy rules (as discussed below) but it may also have a significant impact on the election of the Company's Board of Directors.

The Staff has considered a similar issue in Lucent Technologies Inc. (November 3, 1998). Robert Morse, who we believe to be affiliated with Proponent, submitted similar language in the supporting statement of a proposal to Lucent requesting that shareholders be permitted to vote against company appointed director-nominees. In that matter, the Staff agreed with Lucent's position that the language in the reasoning section was excludable under Rule 14a-8(i)(8) because it related to the election of the company's board of directors. The Staff has consistently required similar language by Mr. Morse to be excluded from the supporting statements. See also Crown Cork & Seal Company, Inc. (February 24, 1999); Phillips-Van Heusen Corporation (April 6, 1999). For these reasons, the Company believes that it may properly exclude the Proposal from its 2002 Proxy Material.

II. The Proposal and supporting statements contain misleading statements and are violative of the Commission's proxy rules, and thus, may be omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements.

Violative of Commission proxy rules

1. Rule 14a-4(b)(2)

Rule 14a-4(b)(2) of the Act provides the requirements of a form of proxy which can be used in the election of the directors of a company. Rule 14a-4(b)(2) indicates that the form of proxy shall include the name of the person to be nominated and provide a mechanism by which a security is entitled to withhold authority to vote for a nominee. The rule does not provide a mechanism by which a shareholder may vote against a particular director. Instruction 2 of Rule 14a-4(b)(2) does indicate that a company is only required to provide a mechanism for voting against a board nominee if state law "gives legal effect to votes cast against the nominee." As discussed below, the Virginia Stock Corporation Act (the "Virginia Act") does not provide for votes cast against a nominee. The Virginia Act provides for election of directors based upon a plurality vote. The first part of the Proposal requires that shareholders be permitted to vote against directors.

Therefore, the Proposal is violative of the Commission's proxy rules and may be excluded pursuant to Rule 14a-8(i)(3).

2. Rule 14a-4(b)(1)

Rule 14a-4(e) of the act requires that the form of proxy shall provide "that the shares represented by the proxy will be voted..." To that end, the Act provides a mechanism in Rule 14a-4(b)(1) by which a company may vote authorized proxies for which a vote is not specified by discretionary authority. The Company, like most others, confers discretionary authority on its management to vote authorized proxies for which a choice is not specified by the shareholder. Rule 14(a)-4(b)(1) provides that the proxy "may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder *provided that the form of the proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case*" (emphasis added). The second part of the Proposal requires that the Company delete the language in the lower section of the proxy card "announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The language which the Proponent has requested to be deleted is required by Rule 14a-4(b)(1) of the Act to highlight to stockholders how their shares will be voted in the case a shareholder returns a signed proxy which has not been voted. Therefore, the Proposal is violative of the Commission's proxy rules and may excluded pursuant to Rule 14a-8(i)(3).

False and Misleading Statements

Rule 14a-9 provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." Examples of misleading statements are provided in the rule, including: "(m)aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation. Note (b) to Rule 14a-9.

The supporting statements included by the Proponent are false, misleading and impugn the character of the management and directors of the Company. In the first supporting statement under "Reasons", for instance, the Proponent states that the "unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means." This statement wrongfully impugns the character of management and the directors of the Company by suggesting, without any foundation, that management and the directors have been utilizing improper means to entrench their positions in office. To the contrary, the "entirely unfair voting arrangement" is the voting mechanism that is utilized by most U.S. companies and in full compliance with the Commission's proxy rules. Moreover, in the second supporting statement under the heading "Further," the Proponent states the Proposal should be in effect "until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks." This statement is false, misleading and impugns the character of management without providing any factual foundation for such allegations. The Proposal and the supporting statements contain the type of false and misleading statements that are contrary to the Commission's proxy rules and therefore may be omitted from the 2002 Proxy Materials.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

Under Rule 14a-8(i)(2), the implementation of a shareholder proposal that would cause the company to violate any state, federal or foreign law may be excluded. As a Virginia corporation, the Company is subject to the Virginia Act and must comply with each of its applicable provisions. §13.1-669(A) of the Virginia Act provides that "(u)nless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election..." The Virginia Act, therefore, provides that directors with the highest number of votes are elected. Shareholders are thereby permitted to vote for a director or withhold their vote. The Virginia Act does not provide a mechanism by which votes may be made against a director.[1] If the Company were to implement the Proposal, the Company would be violating the Virginia Act. Moreover, the Company's articles of incorporation do not contain provisions allowing for the type of voting contained in the Proposal. Therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because implementation would result in the Company violating applicable Virginia law.

****

[1] The Virginia Act (§13.1-666) does provide that actions on matters, *other than the election of directors*, are approved when the votes cast favoring the action exceed the votes case opposing the action.

For the reasons set forth above, the Company intends to omit the Proposal from the 2002 Proxy Materials and respectfully requests that the Staff advise the Company that you will not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Materials. The Company is planning to mail its 2002 Annual Meeting proxy materials to its shareholders during the week of March 18, 2002.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

cc: Stephen R. Larson
CSX Corporation

Exhibit A

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

02 JAN 24 AM 10:05

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 26, 2001

Securities and Exchange Commission.
450 Fifth Street, NW
Washington, DC 20549

Re: Request for deletion of Proposal
CSX Corporation

Ladies and Gentlemen:

Letter of December 26, 2001
Rules: 14a-8[i][8], 14a-8[i][2],14a-8[i}[3]

I wish to make the following statements:

Rule 14a-8[i][8] The Proponent challenges the Rules application in that the State Rules and Corporate Rules are in violation of an American's 'Right of Dissent'. Since it is quite evident from other Corporate presentations, namely, that Directors are elected by means of a "plurality" vote in the States of Delaware, New Jersey, New York, Virginia, and perhaps other states. The 'Plurality" type of voting prohibits an "Against" choice. The nominees names presented for election are usually the exact number needed to fill the vacancies, and there are no opponents to choose from. A vote is either for all, partial, or abstain, therefore, there are NO losers

The Laws and Rules are described as "Promulgated", giving a false impression as to the fairness of such. A more accurate word is: "Contrived", since the outcome prevents a shareholder from voting in opposition, as noted above, a violation of Rights !

One might ask: Why is Management so intent in squashing all opposition to their continuance in office by means of their continual choice of director nominees who in turn can elect the Management, and determine the remuneration ? These persons are not the primary cause of a Company's success, it is the Product or Service, plus good advertising, and the use of talented persons who formulate the Product or Services, etc.

How can a few plainly written sentences be construed as "false and misleading" to the shareholders ? Again we have some self-appointed mind readers using their talents to obstruct a legitimate Proposal. Further, I am NOT "impugning" a person's character in calling attention to an unfair Law or Rule, and the resulting win for the Management.

Lastly, I repeat: The Company does not "own" a signed but un-voted proxy, it being the property of the petitioned shareholder. We are asked to agree to unlisted and unknown procedures. If I saw a person not using their money or assets, could I notify them of the circumstance, and then relieve them of same ? NO WAY !

6 Copies to SEC, 2 for Co. & Rep.

Sincerely, Mary F. Morse



ARNOLD & PORTER

Richard E. Baltz
Richard_Baltz@aporter.com

202.942.5124
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 8, 2002

BY HAND DELIVERY AND FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CSX Corporation
Response of the Office of Chief Counsel
Division of Corporation Finance
Dated March 2, 2002

Ladies and Gentlemen:

On behalf of our client, CSX Corporation (the "Company"), this letter supplements our letters dated March 7, 2002 and March 5, 2002 (the "Original Letters") requesting that the Staff of the Securities and Exchange Commission reconsider its decision relating to the Company's request to exclude from the Company's 2002 proxy statement a proposal from the Mary F. Morse Family Trust.

We have offices located in the Commonwealth of Virginia. We confirm that, for the purposes of Rule 14a-8(j)(2)(iii), it is our opinion that, as a matter of Virginia law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

We are enclosing six copies of this letter. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Sincerely,

Richard E. Baltz /D.C.S

Richard E. Baltz

cc: Martin P. Dunn, Esq.

Grace K. Lee, Esq.

Stephen R. Larson, Esq.
CSX Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated December 26, 2002

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude in your view that CSX may exclude the proposal under rule 14a-8(i)(3) as contrary to the proxy rules. In this regard, we note that rules 14a-4(b)(1) and 14a-4(b)(2) are permissive rather than mandatory, and therefore do not prohibit limiting the discretionary authority given to management and the use of "against votes" in the context of an election of directors. Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised as follows:

- delete the sentence that begins "This entirely unfair . . . " and ends " . . . by whatever means"; and
- delete the phrase that begins "until directors . . . " and ends " . . . some acceptable perks."

Accordingly, we will not recommend action to the Commission if CSX omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CSX may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that CSX may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Grace K. Lee
Attorney-Advisor